SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING



                         QUARTERLY REPORT ON FORM 10-Q
                      FOR THE QUARTER ENDED MARCH 31, 1998



                         Commission file number 1-5318

                        PART I - REGISTRANT INFORMATION

                               KENNAMETAL INC.
             (Exact name of registrant as specified in its charter)


               PENNSYLVANIA                             25-0900168
        (State or other jurisdiction                 (I.R.S. Employer
             of incorporation)                      Identification No.)



                              WORLD HEADQUARTERS
                              1600 TECHNOLOGY WAY
                                 P.O. BOX 231
                        LATROBE, PENNSYLVANIA  15650-0231
              (Address of registrant's principal executive offices)



       Registrant's telephone number, including area code: (724) 539-5000

                       PART II - RULES 12b-25(b) and (c)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    (b) The subject Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

    (c) Not applicable.

                            PART III - NARRATIVE

(1) An attempt was made to file Form 10-Q timely on May 15, 1998, but due to technical difficulty with our password, coupled with difficulty getting through to the EDGAR system, we were unable to make the electronic filing on time.

(2) We have successfully submitted documents previously in electronic format with the same hardware and software in test and required filings.


                         PART III - NARRATIVE (Cont'd.)

(3) We contacted the SEC staff to try to submit the electronic submission in a timely manner but were unable to change our password and get through to the EDGAR system in a timely manner.


                            PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Richard J. Orwig, Chief Financial and Administrative Officer

        PHONE:  724-539-5136

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

                                  YES [X]  NO [ ]

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  YES [X]  NO [ ]

Consolidated sales for the quarter ended March 31, 1998, were $497 million, an increase of 68% from $295 million in the quarter ended March 31, 1997, due primarily to acquisitions, including the acquisition of Greenfield Industries, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Sales and Earnings" in the Form 10-Q for the quarter ended March 31, 1998, which is incorporated herein by reference.


                               PART V - SIGNATURES

Kennametal Inc. has caused this notification to be signed on its behalf by the undersigned, being duly authorized:


         By:              /s/ RICHARD J. ORWIG
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         Date:            May 18, 1998
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